New York - AG	May 10, 2018
Toronto – FR
Frankfurt – FMV

FIRST MAJESTIC ANNOUNCES NEW STREAM AGREEMENT
AT SAN DIMAS MINE AND NEW CREDIT FACILITY

VANCOUVER, BC, CANADA - First Majestic Silver Corp. (“First Majestic”) is pleased to announce that it has terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. (“WPM”) and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the newly acquired San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic.

Pursuant to the New Stream Agreement, WPMI will be entitled to receive 25% of the gold production and 25% of the silver production converted to gold equivalent at a fixed exchange ratio of 70:1 at San Dimas in exchange for ongoing payments equal to the lesser of US$600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered to an offtaker under the agreement. As part of the termination of the previous silver purchase agreement, WPMI received 20,914,590 common shares of First Majestic.

The New Stream Agreement provides for a number of value creation opportunities with alignment between silver and gold production and increased post-stream cash flow at San Dimas. First Majestic and WPMI have agreed to fix the gold to silver ratio that will be used to calculate the gold equivalent production at 70:1, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months.

For more information on the New Stream Agreement, please refer to First Majestic’s news release of January 12, 2018.

First Majestic has also entered into an amended and restated credit agreement (the “Amended Credit Agreement”) today with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. Pursuant to the Amended Credit Agreement, the lenders have agreed, among other things, to provide First Majestic with a US$75 million senior secured revolving term credit facility (the “New Credit Facility”). First Majestic previously had an existing credit agreement with Scotia Bank and Investec, as lenders, which was entered into on February 8, 2016 in connection with a senior secured credit facility, consisting of a US$25 million revolving credit line and a US$35 million term loan (the “Existing Credit Facility”). The New Credit Facility will replace the Existing Credit Facility and the prior Credit Facility of Primero.

The New Credit Facility will mature on the third anniversary date of the Amended Credit Agreement, but can be prepaid in advance of such date. Interest will accrue at LIBOR plus an applicable range which is dependent on certain financial parameters of First Majestic.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates seven producing silver mines; the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production from these seven mines is projected to be between 27 to 30 million silver equivalents ounces in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
ON BEHALF OF THE BOARD OF
FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer

President & CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‐looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: the termination of the existing silver purchase agreement and implementation of the new precious metal purchase agreement; the date of de-listing of Primero’s shares; the future plans for and the development of the San Dimas Mine; future silver production; future growth potential for First Majestic; plans to improve efficiencies; and repayment of the Debentures.
These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to meet the necessary conditions to closing the termination of the existing silver purchase agreement (including failure to file all necessary security registrations); decisions by the Toronto Stock Exchange with respect to de-listing of Primero’s shares; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, and under the caption "Risk Factors" in Primero’s Annual Information Form.
Readers are cautioned against attributing undue certainty to forward‐looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward‐looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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